

07023674

ITC Limited

Registered ___
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

SUPPL

082-03470

16th May, 2007

The Manager
Listing Department
National Stock Exchange of
India Ltd.
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

**Board Meeting for consideration of Audited Annual Accounts
for the financial year ended 31st March, 2007**

Further to our letter dated 23rd April, 2007, this is to advise that a meeting of the Board of Directors of the Company has been convened on Friday, 25th May, 2007, to consider, *inter alia*, the following:

(a)   Approval of Audited Annual Accounts for the financial year ended 31st March, 2007.
(b)   Recommendation of Dividend for the aforesaid financial year.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

FMCG & TOBACCO ● HOTELS ● PAPERBOARDS & PACKAGING ● AGRI-BUSINESS
Visit us at www.itcportal.com



cc: Securities Exchange Commission
        Division of Corporate Finance
        Office of International Corporate Finance
        Mail Stop 3-9
        450 Fifth Street
        Washington DC 20549
        U.S.A.

cc: Societe de la Bourse de Luxembourg
        11 Avenue de la Porte - Neuve
        L-2227 Luxembourg.

END